UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date: August 5, 2008
Commission File Number: 000-24443
Denison Mines Corp.
(Translation of registrant’s name into English)
Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denison Mines Corp.
/s/ Brenda Lazare
Date: August 5, 2008	Brenda Lazare
Canadian Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

1.	Press release dated August 5, 2008 entitled “Denison Mines Corp. Second Quarter 2008 Results Conference Call Wednesday, August 13, 2008”

EXHIBIT 1

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
Denison Mines Corp. Second Quarter 2008 Results
Conference Call Wednesday, August 13, 2008
Telephone Conference to be held on August 13 at 1:00 PM Eastern Time (ET).
Toronto, ON — August 5, 2008 (TSX: DML; AMEX: DNN) Denison Mines Corp. (“Denison” or the “Company”) announces that the Company will hold a telephone conference with a webcast presentation at 1:00 pm ET on August 13, 2008 to discuss financial results for the Second Quarter 2008 for the period ending June 30, 2008.
Please call in 5-10 minutes before the conference starts and stay on the line (an operator will be available to assist you). The Call in number is (416) 641 - 6127.
To view the live presentation, please log on at www.denisonmines.com 10 minutes prior to the call.
Approximately two hours after the call:
•	a replay of the telephone conference will be available at (416) 695 - 5800 and the passcode is 32675 33; and

•	the presentation will be available at www.denisonmines.com.
About Denison
Denison Mines Corp. is a premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. The Company also has ownership interests in two of the four conventional uranium mills operating in North America today. The Company has a strong exploration and development portfolio with large land positions in the United States, Canada, Mongolia and Zambia.
For further information, please contact:

E. Peter Farmer	(416) 979-1991 ext. 231
Ron Hochstein	(604) 689-7842
James Anderson	(416) 979-1991 ext. 372